PMU News Release #11-07
TSX : PMU
OTCQX : PFRMF

May 3, 2011

PACIFIC RIM MINING CLOSES PRIVATE PLACEMENT FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has closed its previously announced private placement financing. Gross proceeds of CDN $3,696,000 were raised through the issuance of 17,600,000 units (“Units”) of the Company, each Unit consisting of one share (a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”). Details of the terms of the financing are available in the Company’s news releases # 11-04 and #11-05.

The Company has also issued 233,400 Units (the “Finder’s Units”) to certain arms'-length finders (the “Finders”) in connection with the private placement, in partial payment of the Finder’s fee payable of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 716,400 Finder's warrants (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

The Shares, the Warrants, the shares and warrants forming part of the Finder’s Units, and the Finder’s Warrants, and any securities issuable on exercise thereof (collectively, the “Securities”) are subject to a four-month hold as required under applicable Canadian securities law, expiring on September 3, 2011.

The proceeds of the financing will be used for exploration work, legal expenditures and for general corporate purposes.

The Securities are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons (as defined in Rule 902(k) of Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The Securities are subject to resale restrictions under applicable securities laws.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador (currently on care and maintenance until permitting issues are resolved), where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas and recently signed an LOI to acquire a majority interest in the Hog Ranch Property, Nevada. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”
Thomas C. Shrake
President and CEO

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976  Fax: (604) 689-1978
E-mail: general@pacrim-mining.com  Website: www.pacrim-mining.com

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of the financing as set forth with respect to the terms, the time frame, and amount to be raised; the receipt of all necessary regulatory approvals; and the anticipated use of funds. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976  Fax: (604) 689-1978
E-mail: general@pacrim-mining.com  Website: www.pacrim-mining.com